CORIUM INTERNATIONAL, INC.

235 Constitution Drive

Menlo Park, CA 94025

January 15, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                                         Scot Foley

Mary Beth Breslin

Division of Corporation Finance

Re:                                  Corium International, Inc.

Registration Statement on Form S-3

Filed December 30, 2015

File No. 333-208800

Via EDGAR - Acceleration Request

Requested Date:                                                      January 20, 2016

Requested Time:                                                    4:00 p.m. Eastern Time

Ladies and Gentlemen:

Corium International, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Registrant hereby authorizes Robert A. Freedman or Dawn H. Belt, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant hereby acknowledges that:

•         should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CORIUM INTERNATIONAL, INC.

By:	/s/ Peter D. Staple
Peter D. Staple
Chief Executive Officer

cc:                                Robert S. Breuil, Chief Financial Officer

Corium International, Inc.

Robert A. Freedman, Esq.

Dawn H. Belt, Esq.

Fenwick & West LLP